Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mr. Meat Master Inc.
1 East Broward Blvd, Suite 1500
Fort Lauderdale, FL Fort Lauderdale
https://www.mrmeatmaster.net/

Up to $1,235,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Mr. Meat Master Inc.
Address: 1 East Broward Blvd, Suite 1500, Fort Lauderdale, FL Fort Lauderdale
State of Incorporation: DE
Date Incorporated: June 28, 2024

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 494,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Tier 1

Invest $500+ within the first 5 days: 15% discount on Tomahawk steaks for 3 months, plus a 7% bonus in shares.

Tier 2

Invest $1,000+ within the first 5 days: 20% discount on Tomahawk steaks for 3 months, plus a 8% bonus in shares.

Tier 3

Invest $2,500 within the first 5 days: Free Tomahawk steak, 20% discount on future purchases for 3 months, plus a 10% bonus in shares.

Tier 4

Invest $5,000+ within the first 5 days: Free Bone-in Lovers Beef Box, 20% discount on future purchases for 3 months, plus a 12% bonus in shares.

Tier 5

Invest $10,000+ within the first 5 days: Free Classic Collection Beef Box, Free Bone-in Lovers Beef Box, 20% discount on future purchases for 6 months, plus a 15% bonus in shares.

Mid-Campaign Perks (Flash Perks)

Tier 1

Invest $500+ during days 30-35: 10% discount on Tomahawk steaks, plus a 10% bonus in shares.

Tier 2

Invest $1,000+ during days 60-65: 15% discount on Tomahawk steaks, plus a 15% bonus in shares.

Amount-Based Perks

Tier 1

Invest $250+ and receive 10% off on every order for 3 months.

Tier 2

Invest $500+ and receive 10% off and 1 Prime T-Bone Steak on every order for 3 months.

Tier 3

Invest $1,000+ and receive 10% off and 1 Prime T-Bone Steak on every order for 6 months + 1 Comfort Box (U$99.00 value).

Tier 4

 Invest $5,000+ and receive 10% off and 1 Prime T-Bone Steak on every order for 6 months + 1 Comfort Box (U$99.00 value) + 1 Grill Side Favorites Box (U$249,00 value).

Tier 5

Invest $10,000+ and receive 10% off and 1 Prime T-Bone Steak on every order for 6 months + 1 Comfort Box (U$99.00 value) + 1 Grill Side Favorites Box (U$249,00 value) + 2 (10 pack) trays of Black Angus Empanadas (U$59,98 value) + 5% bonus shares.

Tier 6

Invest $20,000+ and receive 10% off and 1 Prime T-Bone Steak on every order for 6 months + 1 Comfort Box (U$99.00 value) + 1 Grill Side Favorites Box (U$249,00 value) + 2 (10 pack) trays of Black Angus Empanadas (U$59,98 value) + Mr. Meat Master merchandise + 10% bonus shares.

Tier 7

Invest $50,000+ and receive 10% off and 1 Prime T-Bone Steak on every order for 6 months + 1 Comfort Box (U$99.00 value) + 1 Grill Side Favorites Box (U$249,00 value) + 2 (10 pack) trays of Black Angus Empanadas (U$59,98 value) + Mr. Meat Master merchandise + one Japanese steel butcher knife (U$329,99 value) + a 30-minute call with Rafael + 15% bonus shares.

Tier 8

Invest $100,000+ and receive 10% off and 1 Prime T-Bone Steak on every order for 6 months + 1 Comfort Box (U$99.00 value) + 1 Grill Side Favorites Box (U$249,00 value) + 2 (10 pack) trays of Black Angus Empanadas (U$59,98 value) + Mr. Meat Master merchandise + Set of 5 Japanese knives (U$1109,95 value) + 5 star dinner with Rafael for 3 people (travel/lodging excluded) + 15% bonus shares.

Tier 9

Invest $250,000+ and receive 10% off and 1 Prime T-Bone Steak on every order for 6 months + 1 Comfort Box (U$99.00 value) + 1 Grill Side Favorites Box (U$249,00 value) + 2 (10 pack) trays of Black Angus Empanadas (U$59,98 value) + Mr. Meat Master merchandise + Set of 5 Japanese knives (U$1109,95 value) + 5-star dinner with Rafael and NFL experience, including Stadium tour and one suite game for 3 people (travel/lodging excluded) + 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Mr. Meat Master will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Mr. Meat Master Inc. ("Mr. Meat Master" or the "Company") is seeking to reshape the beef industry. For over a decade, we've supplied some of the world's finest beef to five-star restaurants and chefs. Our registered brand Mr Meat Master has rapidly grown into a game changer in the Beef Industry for superior Quality; our efforts bring us to form our e-commerce platform, so you can enjoy the same premium quality from the comfort of your own home. Our unparalleled commitment to ethics and quality ensures every bite also embodies our dedication to a better future.

Mr. Meat Master's exclusive access to the finest beef products globally has built prestigious partnerships with elite organizations like the Miami Dolphins, Hard Rock, Miami Hurricanes, and many more in progress.

What sets Mr. Meat Master's beef apart? It starts with our commitment to ethical practices. Our cattle are raised naturally, without hormones or antibiotics, ensuring each cut is packed with essential nutrients like iron, vitamin B12, and vital amino acids.

Competitors and Industry

The global demand for traceable, sustainable, and chemical-free meat is on the rise, projected to reach $1.8 trillion by 2028.

We're leveraging tactical marketing efforts to capture the attention of millennial and Gen Z consumers. This demographic represents a crucial market segment in our quest to redefine the meat industry. We are creating a new approach through professional sports, which is the first for the Beef Industry to combine Natural Meats and Athletics.

Our goal is to position the Mr. Meat Master Brand as the global benchmark for natural meats by combining our commitment to quality with competitive pricing strategies. We've established ourselves as the industry pioneers and set the standard for others to follow. our competitors like Butcher Box and Wholefoods have dedicated themselves to the Grass food sector, while the Natural Grain industry is less than 10% of the industry and we have partnered with those small batch of Farmers and Ranchers that are working hard to make changes to the Natural Sector.

According to Statista, the global meat industry is projected to grow to $1.8 trillion by 2028. The prevailing trend in the meat industry is the chemical-free and additive-free food demand across the developed world. Additionally, as developing countries increase their per capita wealth, the demand for meat-based products will increase substantially.

Current Stage and Roadmap

Current Stage

Today, we're excited to announce the launch of Mr. Meat Master's e-commerce platform, bringing the finest beef directly to consumers everywhere and continuing Rafael's mission of innovation and traceability

Mr. Meat Master has achieved remarkable growth, driven by:

Strong relationships with top-tier restaurants, hotels, and prestigious organizations

Strategic alliances with sports teams such as the Miami Dolphins, Miami Sharks, and Miami Hurricanes, and venues like Hard Rock Stadium, enhancing our brand visibility and market penetration.

A robust e-commerce strategy that capitalizes on the growing demand for premium meats delivered directly to consumers' doorsteps.

Creating new relationships with people who are making a difference is a priority for us. Mr. Meat Master is viewed as a platform where producers can showcase their exclusive products. It's a big responsibility to choose whom we work with, auditing them to ensure they align with our values and standards, and we take that responsibility seriously.

Future Roadmap

Mr. Meat Master's mission is to break societal norms and enhance the world's culinary experience by delivering exceptional ingredients, sustainability, and incredible taste. Our primary objective is to revolutionize the food and beverage industry while prioritizing customer health and ensuring animal welfare along the way.

Our goal for 2025-2026 is to build out the sales and corporate team to continue to institutionalize the Mr. Meat Master brand for further scaling in Wholesale, E-commerce, and Sports Team sales channels. Much like Whole Foods revolutionized the grocery industry by starting their franchise small and catering to the demand for natural, high-end food products, Mr. Meat Master is also taking a similar approach centered around our commitment to top quality and sustainability in hopes of transforming the meat industry. This approach sets us apart from competitors because just as Whole Foods has outpaced traditional supermarkets with their focus on natural foods, we've managed to stay ahead of the curve by offering a robust lineup of natural meats that our competitors can't match.

As global awareness of natural and hormone-free foods grows, we're strategically positioned to capitalize on this trend. Mr Meat Master has an edge in this area because while other meat companies need help to pivot their brands, we're already meeting the demand head-on, attracting conversations with suppliers, and boosting awareness through targeted marketing campaigns.

This is an excellent position to be in as a rapidly expanding business in this industry, and our current partnerships with the Miami Dolphins, Miami Sharks, and Hard Rock Stadium will further this brand awareness nationally this upcoming year. With these collaborations, we're not just building brand awareness but shaping the conversation around sustainable nutrition on a larger scale. Join us as we continue to disrupt the status quo and lead the charge toward a healthier, more sustainable future.

The Team

Officers and Directors

Name: Rafael Hernandez

Rafael Hernandez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Executive Officer, Principal Accounting Officer, and Director
  Dates of Service: November, 2012 - Present
  Responsibilities: Founder, Chief Executive Officer, Principal Accounting Officer, and Director. Rafael does not currently receive salary compensation for this role.

Name: Lexey Hernandez

Lexey Hernandez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Administrative Director, Chief Operating Officer (COO)
  Dates of Service: June, 2017 - Present
  Responsibilities: Lexey is the Administrative Director and COO of the Company. Lexey takes care of the day-to-day of both wholesale and retail business and currently receives an annual salary of $70,000 for this role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be

able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our Ecommerce site. Delays or cost overruns in the development of our Ecommerce site and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the equity we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their

money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products and services will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Economic Conditions

Economic downturns or unfavorable economic conditions can reduce consumer spending on non-essential goods, including premium or specialty food products. Inflation, increased labor costs, and higher raw material prices can also compress our margins and negatively impact our financial performance.

Unforeseen Expenditures and Use of Proceeds

The actual allocation of funds may differ significantly from our current plans due to various factors, including but not limited to, unexpected business challenges, changes in the competitive landscape, regulatory changes, or unforeseen operational hurdles. Any misallocation of funds or deviation from our planned use could adversely affect our financial condition, business strategy, and results of operations. There is no guarantee that the use of these funds will achieve the intended objectives or that the anticipated benefits will be realized.

Regulatory Compliance and Food Safety Risks

Our business operations are subject to a wide array of local, state, federal, and international regulations concerning the production, distribution, labeling, and sale of food products. Non-compliance with these regulations can lead to significant legal and financial repercussions, including fines, mandatory product recalls, destruction of inventory, and even the suspension of our business operations.

Litigation and Liability
Selling food products exposes us to the risk of litigation related to product liability, mislabeling, false advertising, and other claims. Even if unfounded, these claims can be costly to defend, consume significant management resources, and damage our reputation. Adverse outcomes in litigation could result in substantial financial liabilities and mandated changes to our operations.

Food Safety and Quality Control
Ensuring the safety and quality of our food products is paramount. Despite rigorous safety protocols, there remains an inherent risk of contamination or other food safety incidents. Such incidents can arise from various sources, including raw material contamination, manufacturing errors, improper storage, or distribution processes. Any such incident could result in harm to consumers, damage to our reputation, and substantial financial liabilities.

Product Recalls
In the event that a product is deemed unsafe, mislabeled, or contaminated, we may be required to undertake a product recall. Recalls can be costly and logistically challenging, often involving significant financial expenditures, including the costs of retrieving and destroying affected products, compensating affected customers, and conducting public relations campaigns to mitigate damage to our brand.

Consumer Preferences and Trends
The food industry is heavily influenced by changing consumer preferences and trends. Failure to accurately predict and respond to shifts in consumer tastes, dietary trends, or health concerns could adversely affect our sales and market position. Moreover, the rise of new dietary trends or the discovery of health risks associated with certain food ingredients could render some of our products less appealing or obsolete.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rafael Hernandez	18,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 18,000,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 18,000,000
  Use of proceeds: Issued in consideration for assigning a 100% membership interst in Selza International, LLC, a Delaware limited liability company.
  Date: June 28, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company has been doing wholesale for twelve (12) years with a steady pace growth of approximately 21% per year through the years. Our brand Mr. Meat Master initiated in 2019 with the focus on Distribution and Portion control for our Beef Products. Mr Meat Master has taken the stage in the Sports sector by being the first Butcher Shop in NFL history inside Hard Rock Stadium, creating brand exposure for new customers and new audience; developing into our E-commerce Business in late 2023. E-commerce business is a key factor for our revenue growth in 2024 and forward. Mr. Meat Master brand has helped us grow our Revenue from $5 Million in 2020 to $12.1 Million in 2023 with a growth of 166.9%.

Historical results and cash flows:

The Company is currently in the Growth stage and is revenue generating. Management is of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because management believes the company is on a trajectory to grow rapidly in the coming years. Past cash was primarily generated through wholesale meat sales and distributions services. Management's goal is to significantly increase cash flow from operations by increasing the Company's wholesale revenue through the hiring of several dedicated sales representatives, the launching of the higher profit margin ecommerce division, and increasing the Company's reach through marketing initiatives. Historically, cash flow has been tight due to the Company rapidly investing into future growth initiatives with high interest rate financing options. The Company believes that cash flow will increase substantially with the use of equity funds instead of high interest rate debt, especially in the interest rate environment of 2024.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2024, the Company had capital resources available in the form of a line of credit from LMCU bank, cash on hand, and working capital loans from Dashfunding, Ace Funding, and Bizloan. At the end of May 2024, the Company had $33,283.17 in the bank accounts and at the end of June 2024, the Company had $572.51 in the bank accounts.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to the Company's operations if the Company is going to achieve the level of growth forecasted by management over the next five years. These funds are required to support the growth of the company and to grow into the new ecommerce space to effectively compete with the larger organizations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company, but the growth will not be as fast as management desires and the Company will miss opportunities that are currently in front of it. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, management anticipates the Company will be able to operate for the foreseeable future at a lower level of growth. This is based on the current operations of the Company, which is profitable. Major business opportunities are coming that management wants to take advantage of with the capital raised.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, management anticipates the Company will be able to operate indefinitely. This is based on the current trajectory of growth the Company is forecasting and the current profitability of the Company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital from bank funding through conventional debt and lines of credit. The Company also anticipates raising more capital in the future as the Company scales.

Indebtedness

- Creditor: LMCU (our Bank)
  Amount Owed: $5,000,000.00
  Interest Rate: 9.5%
  Maturity Date: June 22, 2032

- Creditor: Accent Funding
  Amount Owed: $783,000.00
  Interest Rate: 27.0%
  Maturity Date: November 12, 2025

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $45,000,000.00

Valuation Details:

The Company's valuation was estimated from a scenario analysis model run by the management team. The management team created three scenarios for forecasting the next three years of business (the upside case, base case, and downside case). These three scenarios covered expected growth in the legacy wholesale business line and new business lines over the next three years. Additionally, the model covered expense growth in each of the scenarios due to increased marketing, expansion of personnel, and general cost increases.

Once all three financial scenarios were completed, management took a weighted average of the three scenarios based on the estimated probability of occurrence. The upside case had an estimated 40% chance of occurring, the base case had an estimated 45% chance of occurring, and the downside case had an estimated 15% probability of occurring. Once the weighted average forecast for the Income Statement and Balance Sheet was created for the Company over the next three years, management ran several different valuation methods for the Company. Valuation method #1 was an EV/Sales multiple for the weighted average sales forecasted for 2026. The multiple was derived from comparable companies in the public sector for food distributors as of June 2024. Valuation method #2 was an EV/EBITDA multiple for the company's weighted average EBITDA forecasted for 2026. This multiple was derived from similar companies in the public sector as of June 2024. The final valuation method #3 was a discounted cash flow model run on the Company over the next three years.

Each of these valuation methods produced an estimated equity value for the Company for 2026. Management averaged the estimated equity valuations calculated and discounted this valuation back to 2024 using a weighted average cost of capital calculated for the Company, which was calculated using the CAPM method. The calculated discount rate was further adjusted for a smaller company and a privately held company. This methodology for estimating the valuation of the company gave management an estimated pre-money equity value of the company of over $46 million, but management has decided to be conservative and lower the valuation to $45 million to raise money from investors at a more attractive valuation initially.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  25.0%
  We will use 25% of the funds raised for aggressive marketing and sports team sponsorships. The Company will continue to partner with world-class enterprises to grow the brand.

- Inventory
  30.0%
  We will use 30% of the proceeds to increase the Company's inventory holdings for future growth of the Wholesale division along with rapidly growing the e-commerce inventory holdings for expected growth of the new sales channel.

- Expansion of Corporate Team
  23.5%
  We will use 23.5% of the funds to hire key personnel for daily operations, including the following roles: Sales representatives, an accounting team, and an operations manager. Wages to be commensurate with training, experience, and position.

- Working Capital
  15.0%
  We will use 15% of the funds for working capital to cover expenses for the initial launch of the e-commerce sales channel as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.mrmeatmaster.net/ (https://www.mrmeatmaster.net/pages/financial-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mrmeatmaster

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mr. Meat Master Inc.

[See attached]



Selza International, Inc.
(the "Company")
a Florida Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Selza International, Inc. Management

We have reviewed the accompanying financial statements of Selza International, Inc. (the Company) which comprise the statements of financial position as of December 31, 2022 & 2023 and the related statements of operations, statements of changes in shareholder's equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding a Successor Entity:
Mr. Meat Master Inc. was incorporated on June 28, 2024 in the state of Delaware. Mr. Meat Master Inc. will serve as the holding company and will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
July 25, 2024

SELZA INTERNATIONAL, INC. STATEMENTS OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash in banks	5,513	9,802
Accounts receivable	694,717	546,535
Inventories	2,368,652	866,369
Other current assets	8,312	6,660
Total Current Assets	3,077,194	1,429,366
Non-Current Assets:		
Fixed assets	220,485	-
Right of use assets	520,666	594,900
Other assets	456,250	-
Total Non-Current Assets	1,197,401	594,900
TOTAL ASSETS	4,274,595	2,024,266
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities:		
Accounts and other payables	4,076	2,773
Notes payable - current	554,614	1,922,213
Lease liability - current	73,938	60,235
Total Current Liabilities	632,628	1,985,221
Non-Current Liabilities:		
Notes payable - noncurrent	5,805,194	890,000
Lease liability - noncurrent	484,048	557,986
Total Non-Current Liabilities	6,289,242	1,447,986
TOTAL LIABILITIES	6,921,870	3,433,207
SHAREHOLDER'S EQUITY	(2,647,275)	(1,408,941)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	4,274,595	2,024,266

SELZA INTERNATIONAL, INC. STATEMENTS OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
NET SALES	12,197,491	10,192,636
COST OF GOODS SOLD	8,234,506	7,040,169
GROSS PROFIT	**3,962,985**	**3,152,467**
OPERATING EXPENSES		
Payroll expenses	844,745	586,782
Advertising and promotions	523,563	200,065
Rentals	297,173	168,668
General and administrative expenses	350,614	82,664
Professional fees	155,698	76,297
Travel expenses	134,524	87,414
Repairs and maintenance	96,552	112,119
Insurance	68,053	51,962
Right-of-Use Assets Amortization Expense	83,807	83,807
Depreciation	28,969	0
Other expenses	36,966	19,988
TOTAL OPERATING EXPENSES	2,620,664	1,469,766
TOTAL INCOME FROM OPERATIONS	**1,342,321**	**1,682,701**
OTHER EXPENSES - net		
Interest expense	(476,485)	(184,078)
Other income	229	683
TOTAL OTHER EXPENSES - net	(476,256)	(183,395)
NET INCOME	**866,065**	**1,499,306**

SELZA INTERNATIONAL, INC. STATEMENTS OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	866,065	1,499,306
Adjustments to reconcile Net Income to Net Cash provided by operations		
Increases/Decreases in:		
Right-of-Use Assets Amortization Expense	83,807	83,807
Depreciation	28,969	-
Accounts receivable	(148,182)	(261,352)
Inventories	(1,502,283)	(427,184)
Other current assets	(1,652)	-
Accounts and other payables	1,303	(286,253)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(1,538,038)	(890,982)
Net Cash provided by (used in) Operating Activities	(671,973)	608,324
CASH FLOWS FROM INVESTING ACTIVITY		
Additions to fixed assets	(249,454)	-
Additions to other assets	(456,250)	-
Net Cash used in Investing Activity	(705,704)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Notes Payable - net	3,547,595	961,568
Payments for leases	(69,808)	(60,486)
Distributions to owners	(2,104,399)	(1,499,741)
Net Cash provided by (used in) Financing Activities	1,373,388	(598,659)
Cash at the beginning of period	9,802	137
Net Cash increase (decrease) for period	(4,289)	9,665
Cash at end of period	**5,513**	**9,802**

SELZA INTERNATIONAL, INC. STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Shareholder's Capital	Shareholder's Drawings	Retained Earnings (Deficit)	Total Shareholder's Equity
Beginning balance at 1/1/22	184,140	(530,197)	(1,062,449)	(1,408,506)
Contribution by shareholder	-	-	-	-
Distribution to shareholder	-	(1,499,741)	-	(1,499,741)
Net income	-	-	1,499,306	1,499,306
Ending balance at 12/31/22	**184,140**	**(2,029,938)**	**436,857**	**(1,408,941)**
Contribution by shareholder	-	-	-	-
Distribution to shareholder	-	(2,104,399)	-	(2,104,399)
Net income	-	-	866,065	866,065
Ending balance at 12/31/23	**184,140**	**(4,134,337)**	**1,302,922**	**(2,647,275)**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Selza International, Inc. ("the Company") was formed in Florida on August 28, 2018. The Company plans to earn revenue using a mix of legacy wholesale channels that established the Company as an industry leader and the newly forming ecommerce line that will sell direct to consumers. The Company's headquarters is in Fort Lauderdale, Florida. The Company's customers will be located in the United States and internationally.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital and capital for future growth initiatives.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market

Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $9,802 and $5,513 in cash as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of raw materials such as frozen beef meats plus any improvements to the inventory or portioning completed, and cost of packaging and services to get the product ready for wholesale and ecommerce. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2022 and December 31, 2023 consisted of raw materials amounting to $866,369 and $2,368,652, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is listed below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Vehicle	5	199,410	(92,872)	-	106,538
Office Equipment	3	116,108	(32,792)	-	83,316
Furniture and fixtures	7	10,345	(10,345)	-	-
Other fixed assets	5	31,479	(848)	-	30,631
Grand Total		357,342	(136,857)	-	220,485

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is to supply their wholesale customers with quality meat products, ensuring delivery by the agreed-upon dates and maintaining product quality standards and also to deliver the purchased products to its e-commerce customers, ensuring accurate order fulfillment and timely delivery. Revenue is recognized at the point when control of the goods transfers to the customer, typically upon delivery, depending on the terms of sale.

Cost of Sales

Cost of sales consists of inventory costs incurred directly in the revenue generating activities of the Company.

Operating Expenses

Operating expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses. It also includes the cost of advertising and promotions, rentals, travel expenses, repairs and maintenance, insurance expense, right of use assets amortization expense, depreciation expense and other general and administrative expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees, except that of the lease agreement mentioned below.

The Company leases its office space under a 10-year operating lease. The current lease will expire in July 2030. Future minimum lease payments as of December 31, 2023 are as follows:

Year Ending December 31,	Payment
2024	82,375
2025	84,788
2026	87,312
2027	89,924
2028	92,627
Thereafter	152,025

NOTE 5 – LIABILITIES AND DEBT

Notes Payable - The Company has entered into several loan agreements for the purpose of funding operations. The interest on the notes ranges from 3.5% to 37%. A portion of the notes payable is secured by all of the Company's inventories.

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes payable	7,994,438	3.5%-37%	2023-2026	554,614	5,805,194	6,359,808	-	1,922,213	890,000	2,812,213	-

Year Ending December 31,	Payment
2024	554,614
2025 and thereafter	5,805,194

NOTE 6 – EQUITY

 The Company is wholly owned by the Company's president, Rafael Hernandez.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 25, 2024, the date these financial statements were available to be issued.

On June 28, 2024, Mr. Meat Master Inc. was formed and became the holding company of Selza International, Inc..

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Undeniably Pure Beef Delivered To Your Home

Mr. Meat Master is seeking to reshape the beef industry. For over a decade, we've supplied some of the world's finest beef to five-star restaurants and chefs. Now, through our e-commerce platform, you can enjoy the same premium quality from the comfort of your own...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Mr. Meat Master
LIFE IS BEAUTIFUL, TASTE IT!
THE BEEF THAT ATHLETES EAT!

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

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$2.50 Per Share

RAISED $0	INVESTORS ---
MIN INVEST $250	VALUATION $45M

REASONS TO INVEST

78% of Americans consume meat, prioritizing quality, taste, & convenience in their search for nutritious options. Excelling in upscale beef, we offer all-natural Black Angus, named N. America's Best Steak in 2023.

 The escalating demand for ethically sourced and all-natural meat has prompted our expansion into direct-to-consumer sales.

 Mr. Meat Master's exclusive access to the finest beef products globally has built prestigious partnerships with elite organizations like the Miami Dolphins, Hard Rock, Miami Hurricanes, and many more in progress.

TEAM



Rafael Hernandez • Founder, Chief Executive Officer, Principal Accounting Officer, and Director

We are committed to revolutionizing the beef industry from the ground up. By partnering exclusively with plants and ranches that uphold rigorous ethical standards and are USDA-certified for humane animal treatment, we ensure that every cut of beef we offer...

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Lexey Hernandez • Director

I have 7 years of experience in Administration, Logistics, and HR. Along the years, I have become efficient in Quickbooks, Microsoft365, Calendly, Zoom, ADP, and Google Workspace. In all job positions I have held; I've learned that there is always a solution t...

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Gabriela Afanasiev • Head of Administration

With 20 years of expertise in Administration and Industrial Engineering, I ensure efficient management of data entry and record-keeping tasks. Supervise office supplies to guarantee availability as needed. Establish and enforce office policies and procedur...

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THE PITCH

Undeniably Pure Beef

Transforming the Beef Industry

Twelve years ago, Rafael Hernandez–also known as Mr. Meat Master– set out on a mission to redefine the beef industry. Driven by a passion for ethical farming and uncompromising quality, he built a thriving wholesale business catering to five-star restaurants, hotels, and renowned chefs worldwide. Today, we're excited to announce the launch of Mr. Meat Master's e-commerce platform, bringing the finest beef directly to consumers everywhere and continuing Rafael's mission of innovation and traceability.

Nutritional Benefits of Premium Beef

What sets Mr. Meat Master's beef apart? It starts with our commitment to ethical practices. Our cattle are raised naturally, without hormones or antibiotics, ensuring each cut is packed with essential nutrients like iron, vitamin B12, and vital amino acids.

We're able to cultivate these nutritional benefits in our beef due to the type of grain feed we give our cattle, which is all-natural, farm-grown, and self-sustaining.

There's a common misconception about grain-fed versus grass-fed beef. At Mr. Meat Master, we educate consumers that the best flavors and tenderness are achieved with "grain-fed" beef.

Our suppliers are committed to upholding the stringent requirements set by the non-GMO Project, ensuring that our cattle are raised on a pure vegetarian diet consisting of homegrown grains and forages that are rigorously tested to be non-GMO at every stage of their lives. The grain is locally sources and sustainably grown, ensuring consistent quality. Unlike grass-fed cattle, whose diet quality varies, grain-fed beef boasts superior marbling, resulting in a tender texture and a brighter color. This higher marbling also means that only grain-fed beef meets the strict USDA prime beef standards.

Not only does our beef taste better, but it also provides peace of mind, knowing you're making a healthier choice that supports your well-being and a vision for a better future.

Educational Content

Discover the benefits of premium beef and our commitment to ethical practices. Our [educational series](#) sheds light on sustainable farming practices, empowering consumers to make informed choices.

THE OPPORTUNITY

Savoring the Future

With Rafael's expertise in luxury beef and exclusive access to ranches committed to sustainable practices, our e-commerce platform ensures every piece of meat maintains its traceability and unmatched quality, from ranches to tables. We're extending accessibility beyond five-star establishments, making it easier than ever for consumers to enjoy what we believe to be the world's finest beef at home.

What Sets Us Apart

At Mr. Meat Master, we don't just meet industry standards; we set them. Our commitment to ethical sourcing, traceability, and sustainability runs deep. We're not only supplying premium beef, but also educating consumers on the importance of responsible farming practices.

Our longstanding partnerships with ranches have granted us access to facilities and locations that were previously unseen or unvisited. We can enter these places and conduct audits to ensure alignment with our values and mission, positioning us as potential leaders in the natural beef market.

THE MARKET & OUR TRACTION

Mr. Meat Master's Meat Market Surge

The global demand for traceable, sustainable, and chemical-free meat is on the rise, projected to reach $1.8 trillion by 2028.[1]

Mr. Meat Master has achieved remarkable growth, driven by:

- Strong relationships with top-tier restaurants, hotels, and prestigious clients.
- Strategic alliances with sports teams such as the **Miami Dolphins**, **Miami Sharks**, and **Miami Hurricanes**, and venues like **Hard Rock Stadium**, enhancing our brand visibility and market penetration.
- A robust e-commerce strategy that capitalizes on the growing demand for premium meats delivered directly to consumers' doorsteps.
- Creating new relationships with people who are making a difference is a priority for us. Mr. Meat Master is viewed as a platform where producers can showcase their exclusive products. It's a big responsibility to choose whom we work with, auditing them to ensure they align with our values and standards, and we take that responsibility seriously.

Strategic Initiatives

Our brand leverages partnerships and exclusive deals with esteemed organizations to enhance brand visibility.

We have established partnerships with esteemed organizations such as the Miami Dolphins, Hard Rock Stadium, Miami Sharks, and the University of Miami. These collaborations have provided us with unprecedented access to the sports industry market, positioning our company as one of the pioneering entities to introduce beef directly into the realm of sports.

Through our partnerships with these organizations, we have gained:

- Brand Recognition on a global scale
- Access to a database of millions of users
- Mass exposure through Stadium Presence
- Numerous collaborated Press Releases
- Visibility through social media channels
- Authorization to use organization trademarks
- Millions of media impressions on behalf of each entity
- Access to athletes for the purpose of content creation



WHY INVEST

Join the Natural Meat Movement

Investing in Mr. Meat Master means supporting our mission to transform the beef industry with sustainable practices.

Your investment will:

- Scale our e-commerce platform and expand global distribution
- Innovate marketing to boost brand awareness and consumer trust
- Lead in natural meat products and sustainability practices

Become part of our investor community and lead the change towards a healthier, tastier, and more sustainable future. Partner with Mr. Meat Master as we aim to redefine the beef industry!

ABOUT

HEADQUARTERS
**1 East Broward Blvd, Suite 1500
Fort Lauderdale, FL Fort Lauderdale**

WEBSITE
View Site ↗

Mr. Meat Master is seeking to reshape the beef industry. For over a decade, we've supplied some of the world's finest beef to five-star restaurants and chefs. Now, through our e-commerce platform, you can enjoy the same premium quality from the comfort of your own home. Our unparalleled commitment to ethics and quality ensures every bite also embodies our dedication to a better future.

TERMS

Mr. Meat Master

Overview

PRICE PER SHARE
$2.50

VALUATION
$45M

DEADLINE ⓘ
Nov. 5, 2024 at 7:59 AM UTC

FUNDING GOAL ⓘ
$10k - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$250

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,000,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED

4,000

SHARES OFFERED

Common Stock

MAX NUMBER OF SHARES OFFERED

494,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Tier 1

Invest $500+ within the first 5 days: 15% discount on Tomahawk steaks for 3 months, plus a 7% bonus in shares.

Tier 2

Invest $1,000+ within the first 5 days: 20% discount on Tomahawk steaks for 3 months, plus a 8% bonus in shares.

Tier 3

Invest $2,500 within the first 5 days: Free Tomahawk steak, 20% discount on future purchases for 3 months, plus a 10% bonus in shares.

Tier 4

Invest $5,000+ within the first 5 days: Free Bone-in Lovers Beef Box, 20% discount on future purchases for 3 months, plus a 12% bonus in shares.

Tier 5

Invest $10,000+ within the first 5 days: Free Classic Collection Beef Box, Free Bone-in Lovers Beef Box, 20% discount on future purchases for 6 months, plus a 15% bonus in shares.

Mid-Campaign Perks (Flash Perks)

Tier 1

Invest $500+ during days 30-35: 10% discount on Tomahawk steaks, plus a 10% bonus in shares.

Tier 2

Invest $1,000+ during days 60-65: 15% discount on Tomahawk steaks, plus a 15% bonus in shares.

Amount-Based Perks

Tier 1

Invest $250+ and receive 10% off on every order for 3 months.

Tier 2

Invest $500+ and receive 10% off and 1 Prime T-Bone Steak on every order for 3 months.

Tier 3

Invest $1,000+ and receive 10% off and 1 Prime T-Bone Steak on every order for 6 months + 1 Comfort Box (U$99.00 value).

Tier 4

 Invest $5,000+ and receive 10% off and 1 Prime T-Bone Steak on every order for 6 months + 1 Comfort Box (U$99.00 value) + 1 Grill Side Favorites Box (U$249,00 value).

Tier 5

Invest $10,000+ and receive 10% off and 1 Prime T-Bone Steak on every order for 6 months + 1 Comfort Box (U$99.00 value) + 1 Grill Side Favorites Box (U$249,00 value) + 2 (10 pack) trays of Black Angus Empanadas (U$59,98 value) + 5% bonus shares.

Tier 6

Invest $20,000+ and receive 10% off and 1 Prime T-Bone Steak on every order for 6 months + 1 Comfort Box (U$99.00 value) + 1 Grill Side Favorites Box (U$249,00 value) + 2 (10 pack) trays of Black Angus Empanadas (U$59,98 value) + Mr. Meat Master merchandise + 10% bonus shares.

Tier 7

Invest $50,000+ and receive 10% off and 1 Prime T-Bone Steak on every order for 6 months + 1 Comfort Box (U$99.00 value) + 1 Grill Side Favorites Box (U$249,00 value) + 2 (10 pack) trays of Black Angus Empanadas (U$59,98 value) + Mr. Meat Master merchandise + one Japanese steel butcher knife (U$329,99 value) + a 30-minute call with Rafael + 15% bonus shares.

Tier 8

Invest $100,000+ and receive 10% off and 1 Prime T-Bone Steak on every order for 6 months + 1 Comfort Box (U$99.00 value) + 1 Grill Side Favorites Box (U$249,00 value) + 2 (10 pack) trays of Black Angus Empanadas (U$59,98 value) + Mr. Meat Master merchandise + Set of 5 Japanese knives (U$1109,95 value) + 5 star dinner with Rafael for 3 people (travel/lodging excluded) + 15% bonus shares.

Tier 9

Invest $250,000+ and receive 10% off and 1 Prime T-Bone Steak on every order for 6 months + 1 Comfort Box (U$99.00 value) + 1 Grill Side Favorites Box (U$249,00 value) + 2 (10 pack) trays of Black Angus Empanadas (U$59,98 value) + Mr. Meat Master merchandise + Set of 5 Japanese knives (U$1109,95 value) + 5-star dinner with Rafael and NFL experience, including Stadium tour and one suite game for 3 people (travel/lodging excluded) + 15% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Mr. Meat Master will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

PRESS

Miami Dolphins
Mr. Meat Master Brings First-of-its-Kind Butcher Shop to Hard Rock Stadium

View Article

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

In 2023, Mr. Meat Master revolutionized the meat industry. We partnered with powerhouses in sports and became the trusted beef that athletes eat. Our partnerships with esteemed organizations like the Miami Dolphins, the Hard Rock Stadium, the University of Miami, and the Miami Sharks have led us to bring our undeniably pure, all-natural premium beef directly to athletes in stadiums all across America.

What started with a butcher shop inside the Miami Hard Rock Stadium has expanded to supply nutritious and tailored meat products to athletes and offer fans centric protein options at sports venues, enhancing the game day experience. Since then, our partnerships and alliances have only been expanding with even more on the way, and this is how we made it all possible.

Rafael: So what is the best meat in the world come from? It comes from me, Mr. Meat. Master Rafael Hernandez. What makes Mr. Meat Master Brand so unique? It's the commitment to purvey undeniably pure beef.

12 years ago, I embarked on a journey to redefine the beef industry. My quest took me around the globe in search of the world's best meat. Pursuing not only quality beef, but also a profound commitment to ethical cattle farming and a vision for a healthier future.

Our products are all-natural. No hormones, no antibiotics. Ever.

Shane Tiffany: You know, we say that we feed for the white tablecloth industry. Our beef is going to be going into very high-end retail, whether that's grocers or restaurants. And, we have a reputation for feeding the best of the best cattle in the industry.

Rafael: Flavor isn't just a coincidence. It's the end result of compassion and care through ethical cattle farming and traceability.

This endeavor led to a successful wholesale business supplying five-star restaurants, hotels and the world's renowned chefs with undeniably pure beef.

We've assembled a team of specialists to implement our e-commerce platform. Now, the Mr. Meat Master brand makes the finest beef accessible to everyone, not just restaurants and chefs. We are the direct source that is educating not only consumers but also butcher shops and grocery stores on the importance of knowing where the beef comes from.

So where has my journey taken me?

My exclusive access to some of the finest beef products worldwide has garnered international acclaim and set a new standard in the natural meat industry.

Join us in leading the change for more healthier and sustainable future.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "MR. MEAT MASTER INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF JUNE, A.D. 2024, AT 2:22 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

4090274 8100
SR# 20243019339

Authentication: 203844893
Date: 07-02-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION
OF
MR. MEAT MASTER INC.

First: The name of the Corporation is: Mr. Meat Master Inc.

Second: Its registered office in the State of Delaware is to be located at:

9 East Loockerman Street, Suite 311
City of Dover, County of Kent, Zip Code 19901

The registered agent in charge thereof is:

GKL Registered Agents of DE, Inc.

Third: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: The Corporation is authorized to issue one class of stock to be designated as "Common Stock." The total number of shares of Common Stock the Corporation shall have authority to issue is Twenty-Five Million (25,000,000), par value $0.00001 per share.

Fifth: The name and mailing address of the incorporator are as follows:

Rafael Hernandez
1 E Broward Blvd., suite 15000
Fort Lauderdale, FL 33301

Sixth: The Corporation is to have perpetual existence.

Seventh: To the furthest extent permitted by the General Corporation Law of Delaware, the Corporation is authorized to provide indemnification of, and advancement of expenses to, director, officers, employees, other agents of the Corporation and any other persons to which the General Corporation Law of Delaware permits the corporation to provide indemnification. No director will be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except as provided for in Section 102(b)(7) of the Delaware Code as now in force or as afterwards amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time or the repeal or modification.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 28th day of June, 2024.

By: /s/Rafael Hernandez
Rafael Hernandez, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:22 PM 06/28/2024
FILED 02:22 PM 06/28/2024
SR 20243019339 - File Number 4090274

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]



Mr. Meat Master is taking reservations for a possible, upcoming round. Indicate interest today.

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GET A PIECE OF MR. MEAT MASTER

Undeniably Pure Beef Delivered To Your Home

Mr. Meat Master is seeking to reshape the beef industry. For over a decade, we've supplied some of the world's finest beef to five-star restaurants and chefs. Now, through our e-commerce platform, you can enjoy the same premium quality from the comfort of your own...
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This Reg A+ Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. The potential investment, if any, may be made through StartEngine Capital, LLC.

THE BEEF THAT ATHLETES EAT!

$13,455 Reserved

OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED $13,455
INVESTORS 4

REASONS TO INVEST

- 78% of Americans consume meat, prioritizing quality, taste, & convenience in their search for nutritious options. Excelling in upscale beef, we offer all-natural Black Angus, named N. America's Best Steak in 2023.
- The escalating demand for ethically sourced and all-natural meat has prompted our expansion into direct-to-consumer sales.
- Mr. Meat Master's exclusive access to the finest beef products globally has built prestigious partnerships with elite organizations like the Miami Dolphins, Hard Rock, Miami Hurricanes, and many more in progress.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM

Rafael Hernandez • Founder, Chief Executive Officer, Principal Accounting Officer, and Director
We are committed to revolutionizing the beef industry from the ground up. By partnering exclusively with plants and ranches that uphold rigorous ethical standards and are USDA-certified for humane animal treatment, we ensure that every cut of beef we offer...
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Leusy Hernandez • Director
I have 7 years of experience in Administration, Logistics, and HR. Along the years, I have become efficient in Quickbooks, Microsoft365, Calendly, Zoom, ADP, and Google Workspace. In all job positions I have held, I've learned that there is always a solution t...
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Gabriela Afanasiev • Head of Administration
With 20 years of expertise in Administration and Industrial Engineering, I ensure efficient management of data entry and record-keeping tasks. Supervise office supplies to guarantee availability as needed. Establish and enforce office policies and procedur...
Read More

Sessy Hernandez • Creative Director
I have 6 years of experience in assisting with building and leading digital marketing and social media programs. I contributed to the design of the Mr. Meat Master brand and am in charge of our company's advertising and marketing efforts. My responsibilities inclu...
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Aileen Bueno • Head of Social Media
With over 5+ years of experience in the ever-evolving digital landscape, I thrive on creating compelling narratives that resonate with our diverse audiences. From strategy development to content creation and community management, I excel in leveraging...
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Evan Glover • Chief Financial Officer (Part-Time)
Evan has a background in corporate finance, accounting, and investment management. He has served as the Chief Financial Officer for several organizations including in healthcare, food & beverage, retail, and service industries. Evan is a Certified Public ...
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Monica Carlsson • Marketing Director
I am a Visual Communications Specialist with the ability to tell brand stories through video, photography, and community-driven social media channels. With a bachelor's degree in graphic design, I have developed branding strategies across various sectors, ...
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Diego Poni • Business Development Manager
With 20 years of experience in international business, I passionately lead and execute the strategy for expanding our market share and distribution. Leveraging my MBA in Agribusiness and my expertise in global business planning, sales, and marketing, I am ...
Read More

Fernando Arguello • International Brand Management
With over 20 years of experience in Market analysis and operations in Mexico, Argentina, Bolivia, Colombia, and Central America. Developing relationships with suppliers from the US, Canada, Portugal, Vietnam, and China. Strategic planning in the areas of commerci...
Read More

Paula Hernandez • Director of Philanthropy
For 3 years, I've been dedicated to planning, directing, and coordinating activities that aim to create a positive public image and raise awareness of important issues for our organization and clients.

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THE PITCH

Undeniably Pure Beef

Transforming the Beef Industry

Twelve years ago, Rafael Hernandez–also known as Mr. Meat Master– set out on a mission to redefine the beef industry. Driven by a passion for ethical farming and uncompromising quality, he built a thriving

wholesale business catering to five-star restaurants, hotels, and renowned chefs worldwide. Today, we're excited to announce the launch of Mr. Meat Master's e-commerce platform, bringing the finest beef directly to consumers everywhere and continuing Rafael's mission of innovation and traceability.



Nutritional Benefits of Premium Beef

What sets Mr. Meat Master's beef apart? It starts with our commitment to ethical practices. Our cattle are raised naturally, without hormones or antibiotics, ensuring each cut is packed with essential nutrients like iron, vitamin B12, and vital amino acids.

We're able to cultivate these nutritional benefits in our beef due to the type of grain feed we give our cattle, which is all-natural, farm-grown, and self-sustaining.

There's a common misconception about grain-fed versus grass-fed beef. At Mr. Meat Master, we educate consumers that the best flavors and tenderness are achieved with "grain-fed" beef.

Our suppliers are committed to upholding the stringent requirements set by the non-GMO Project, ensuring that our cattle are raised on a pure vegetarian diet consisting of homegrown grains and forages that are rigorously tested to be non-GMO at every stage of their lives. The grain is locally sources and sustainably grown, ensuring consistent quality. Unlike grass-fed cattle, whose diet quality varies, grain-fed beef boasts superior marbling, resulting in a tender texture and a brighter color. This higher marbling also means that only grain-fed beef meets the strict USDA prime beef standards.

Not only does our beef taste better, but it also provides peace of mind, knowing you're making a healthier choice that supports your well-being and a vision for a better future.

Educational Content

Discover the benefits of premium beef and our commitment to ethical practices. Our educational series sheds light on sustainable farming practices, empowering consumers to make informed choices.

THE OPPORTUNITY

Savoring the Future

With Rafael's expertise in luxury beef and exclusive access to ranches committed to sustainable practices, our e-commerce platform ensures every piece of meat maintains its traceability and unmatched quality, from ranches to tables. We're extending accessibility beyond five-star establishments, making it easier than ever for consumers to enjoy what we believe to be the world's finest beef at home.

What Sets Us Apart

At Mr. Meat Master, we don't just meet industry standards, we set them. Our commitment to ethical sourcing, traceability, and sustainability runs deep. We're not only supplying premium beef, but also educating consumers on the importance of responsible farming practices.


COMMODITY BEEF
64%
36%
CHOICE
HIGH CHOICE
PRIME
At Mr. Meat Master, we cultivate some of the best-quality beef in the US. Our beef alone makes up 36% of the USDA prime beef selection in the market, which is 33% more than commodity beef, which accounts for only 3% of the prime beef selection in the US meat market today.

Our longstanding partnerships with ranches have granted us access to facilities and locations that were previously unseen or unvisited. We can enter these places and conduct audits to ensure alignment with our values and mission, positioning us as potential leaders in the natural beef market.



THE MARKET & OUR TRACTION

Mr. Meat Master's Meat Market Surge

The global demand for traceable, sustainable, and chemical-free meat is on the rise, projected to reach $1.8 trillion by 2026.[1]

Mr. Meat Master has achieved remarkable growth, driven by:

- Strong relationships with top-tier restaurants, hotels, and prestigious clients.
- Strategic alliances with sports teams such as the **Miami Dolphins**, **Miami Sharks**, and **Miami Hurricanes**, and venues like **Hard Rock Stadium**, enhancing our brand visibility and market penetration.
- A robust e-commerce strategy that capitalizes on the growing demand for premium meats delivered directly to consumers' doorsteps.
- Creating new relationships with people who are making a difference is a priority for us. Mr. Meat Master is viewed as a platform where producers can showcase their exclusive products. It's a big responsibility to choose whom we work with, auditing them to ensure they align with our values and standards, and we take that responsibility seriously.


PERFORMANCE AND ACHIEVEMENTS
2019
2020
2021
2022
2023
2024

Strategic Initiatives
Our brand leverages partnerships and exclusive deals with esteemed organizations to enhance brand visibility.


STADIUM PRESENCE
Our strategic sports partnerships offer us unparalleled brand exposure
MIAMI DOLPHINS
HARD ROCK STADIUM
UNIVERSITY OF MIAMI HURRICANES
MIAMI SHARKS

We have established partnerships with esteemed organizations such as the Miami Dolphins, Hard Rock Stadium, Miami Sharks, and the University of Miami. These collaborations have provided us with unprecedented access to the sports industry market, positioning our company as one of the pioneering entities to introduce beef directly into the realm of sports.

Through our partnerships with these organizations, we have gained:

- Brand Recognition on a global scale
- Access to a database of millions of users
- Mass exposure through Stadium Presence
- Numerous collaborated Press Releases
- Visibility through social media channels
- Authorization to use organization trademarks
- Millions of media impressions on behalf of each entity
- Access to athletes for the purpose of content creation


BUTCHER SHOP



WHY INVEST

Join the Natural Meat Movement

Investing in Mr. Meat Master means supporting our mission to transform the beef industry with sustainable practices.



CREATING
TRACEABILITY
AND SUSTAINBILITY
BY ACCOUNTABILITY.
DOCUMENTING
ALL OVER THE WORLD.

Your investment will:

- Scale our e-commerce platform and expand global distribution
- Innovate marketing to boost brand awareness and consumer trust
- Lead in natural meat products and sustainability practices

Become part of our investor community and lead the change towards a healthier, tastier, and more sustainable future. Partner with Mr. Meat Master as we aim to redefine the beef industry!

ABOUT

HEADQUARTERS
1 East Broward Blvd, Suite 1500
Fort Lauderdale, FL Fort Lauderdale

WEBSITE
View Site

Mr. Meat Master is seeking to reshape the beef industry. For over a decade, we've supplied some of the world's finest beef to five-star restaurants and chefs. Now, through our e-commerce platform, you can enjoy the same premium quality from the comfort of your own home. Our unparalleled commitment to ethics and quality ensures every bite also embodies our dedication to a better future.

PRESS



Miami Dolphins
Mr. Meat Master Brings First-of-its-Kind Butcher Shop to Hard Rock Stadium

View Article

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Mr. Meat Master.



Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

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Mr. Meat Master
LIFE IS BEAUTIFUL, TASTE IT!
UNDENIABLY
PURE BEEF
Mr. Meat Master
LIFE IS BEAUTIFUL, TASTE IT!
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"NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST."

Mr. Meat Master Introduces Beef Bundles





COMFORT BOX
$126
BONE-IN LOVERS
$149
BUTCHERS COLLECTION
$199
STOCK UP ON YOUR FAVORITE CUTS
BEEF BUNDLES

Mr. Meat Master®

LIFE IS BEAUTIFUL, TASTE IT!





Invest In Mr. Meat Master.

Become part of our community and lead the change towards a healthier, tastier, and more sustainable future. Partner with Mr. Meat Master as we aim to redefine the beef industry!

Reserve Today

Dear Valued Customer,

We're thrilled to share some exciting news with you!

Mr. Meat Master is about to launch a crowdfunding campaign on StartEngine, and we want you to be among the first to know. This is your chance to get early access to investment opportunities with us and own a piece of the future!

We're redefining the beef industry with our traceable, sustainable, all-natural products. Many of you have enjoyed our undeniably pure beef and know the story behind every delicious bite.

We're expanding our partnerships with top sports teams like the Miami Dolphins, Hard Rock Stadium, Miami Sharks, and the Miami Hurricanes. Plus, we're launching a new and improved e-commerce platform to bring our quality beef right to your doorstep.

Here's the scoop: our investment page is currently reserved and not yet public. By joining us now, you'll get early access to investment opportunities and exclusive perks, including free products, bonus shares, discounts, and even a chance to experience the NFL with our CEO and Mr. Meat Master himself, Rafael Hernandez.



"The beef industry is a multifaceted world requiring continuous learning. With years of experience in buying and selling beef and educating myself about cattle genetics, natural feeding, and humane practices, I've delved into every aspect. Our program, Mr. Meat Master, has achieved significant success, setting new benchmarks in quality. Join us on this journey of redefining excellence in the beef sector!"

Rafael Hernandez
CEO, Founder



Rafael Hernandez · 2nd

THE NEW ERA OF BEEF, Creating Traceability and Sustainability by Accountability, Do...

Visit my website

2d · Edited ·

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Hello everyone, I have dedicated over 20 years to working in the beef industry, and over the past 12 years, I have invested so much hard work and effort into my business while pursuing my dreams of producing the world's best beef. I am lucky to share this with my two eldest daughters: Lexey, head of the administration and logistics department, and Sessy, Creative Director. Having family by your side to support me and be a part of something you believe means a lot to me. This journey has been challenging and incredibly rewarding as we've witnessed the company's growth and accomplishments.

I want to invite you, my friends, family, old colleagues, and new acquaintances to join my journey and company. I am offering exciting investment opportunities that allow you to become part owners of Mr. Meat Master and to share in our future successes, which include our exciting entry into the sports world. I have reserved some special perks for early investors. I would love to welcome you into my company, world, and mission.

My investment page is currently reserved and has yet to be public, but if you join now, you'll have early access to investment opportunities and perks, like free products, bonus shares, and discounts.

If you're interested, please message me, and I can provide more details on how you can own a piece of Mr. Meat Master!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

#investmentopportunity #growyourportfolio #mrmeatmaster #beefindustry #changethefuture #ceo #ownapieceofmrmeatmaster #companyexpansion

